Exhibit (c)(7)

Expert Opinion in the matter of:

The Capri Family Foundation Fair offer price to the unaffiliated holders of Optibase Ltd.

Fairness opinion was written by

Sharon Zaworbach

February 22, 2022

1.
We (MSN Consulting Ltd.) have been asked by The Capri Family Foundation (the “Client”) to provide an opinion on the fairness, from a financial point of view, to the unaffiliated holders of the outstanding ordinary shares (the “Shares” or “OBAS Shares”) of Optibase Ltd. (the “Company”) of the Offer Price to be received by such holders in the Tender Offer (as those terms are defined below)(the “Fairness Opinion”). The Tender Offer is for all of the Shares not held by the Client or members of its bidder group (the “Tender Offer”), pursuant to which the Client will pay, in cash, $12.64 per Share (the “Offer Price”).

2.
We were asked to present our opinion solely regarding financial aspects of the Tender Offer. Our economic assessment intends to reflect in a fair and reasonable manner a given situation, based on known data and in respect to the basic assumptions.

3.	The date of initial contact between the Client and ourselves was June 30, 2021.

4.	We conducted an evaluation on November 30, 2020 (the “Initial Evaluation”) in relation to the Client’s first tender offer for OBAS Shares, which it commenced on December 1, 2020.

5.	In connection with the Client’s current Tender Offer, which it commenced on February 15, 2022, we updated the evaluation (the “Updated Evaluation”).

6.	The Updated Evaluation was presented to the Client on February 14, 2022 and relies on Optibase’s financial statements as of September 31, 2021.

7.
This document includes a specification of the methodology which was used in the Updated Evaluation. However, the specification does not include the complete details of the procedures which we implemented in its structuring.

8.
The methodology used in the preparation of the Updated Evaluation is similar to that which was used in the preparation of the Initial Evaluation. In the framework of the Updated Evaluation, we determined the fair value of the Company using a net asset value methodology and by adjusting the values of items on the Company's balance sheet to their fair values. Among other things, we used appraisals, recent sale prices of assets, or discounted cash flow methodology in relation to the value of the Company's assets and regarding the fair value of the Company’s loans.

9.	The Updated Evaluation incorporates the latest information from the following sources:

•	The Company’s latest financial reports and statements as of September 30, 2021

•	Two third-party appraisals published of the assets in Chemin des Aulx, Switzerland, and Rümlang, Switzerland

•	Actual sale prices of units in the asset in Miami, Florida

•	Conversations with the management of the Company

•	Historical data regarding market prices

•	Public reports on the Company from the ‘TASE’

•	Public information and data including the general background of the Company along with its sectors of activity

In our expert opinion, based on all the above and in accordance with the procedures to be applied as specified above:

The Offer Price is fair to the unaffiliated holders of OBAS Shares from a financial point of view.

/s/ Sharon Zaworbach
 Sharon Zaworbach, CEO
 MNS Consulting Ltd.

Terms and Conditions

•
This Fairness Opinion is directed to the Client in connection with the Tender Offer and is not a recommendation to, and does not substitute independent judgment to be carried out by, any holder of Shares regarding the Tender Offer. Without derogating from the above, this Fairness Opinion shall not be quoted or used for any other purpose without the prior written consent of MNS Consulting Ltd. (“MNS”), except that this Fairness Opinion may be reproduced in full in, and reference to this Fairness Opinion, and to MNS and its relationship to the Client, may be included in, any tender offer materials or other materials relating to the Tender Offer that the Client files with the U.S. Securities and Exchange Commission or otherwise as required by law.

•
In composition of this Updated Evaluation, we have relied on the sources listed above. We have relied on additional sources that, according to our personal long-term experience, we consider reliable. However, we have not independently investigated such sources and information, and therefore do not express our opinion regarding the authenticity, completeness, and/or the accuracy of the aforementioned data. Furthermore, we have not reviewed the aforementioned additional sources’ data and thus cannot speak to the authenticity, integrity, and/or accuracy of the data.

•
An economic evaluation should reasonably reflect a given situation at a specific time, based on known data. It should be noted that the Updated Evaluation relies on forward-looking assumptions and, as such, has no certainty regarding their realization. The information upon which we have relied may change or be affected by various factors which cannot be foreseen or controlled. The information on which we have relied on may differ substantially, in various manners, in light of any additional material, information, and/or event that shall or may be obtained or in light of events that shall or may occur after the preparation of the Updated Evaluation.

•
This Fairness Opinion does not constitute a due diligence report and does not pretend in any form or manner to include any information, examinations, and conclusions provided by a due diligence report.

•
It should be emphasized that this Fairness Opinion does not constitute as legal advice or a legal opinion, nor as advice regarding investments in the Company's securities. Additionally, this Fairness Opinion does not take into consideration taxation aspects of the potential transactions.

•
MNS, its shareholders, senior management, and officers hereby declare that they have no conflict of interest regarding the Fairness Opinion. They have no personal connections to the Company, its shareholders, its board of directors and officers and any of the Company’s subsidiaries, nor have previously been employed by or hold any securities associated with any of the aforementioned.

•	The remunerations received for the Fairness Opinion have been pre-determined between the Client and MNS and are not dependent on the results and/or recommendations provided in the Fairness Opinion.

•
MNS shall bear no liability for any damages or financial loss that may occur to any person or company due to any flaw in the information on which we have relied, or arising from any failure to furnish us with other information that may be relevant to our Updated Evaluation. In addition, and without derogating from the generality of the above, our limitation of liability for damages of any kind, other than damage caused due to our action in gross negligence and/or malice, is limited to up to three times the remunerations paid by the Client for this Fairness Opinion (the “Cap of Liability”). MNS shall not pay any compensation in excess of the Cap of Liability. The Client shall indemnify and/or reimburse MNS in any event in which MNS shall be required to pay an amount in excess of the Cap of Liability. In addition, the Client is obligated to indemnify MNS for reasonable expenses that will be incurred or be required to be paid for legal representation, legal advice, professional advice, defense against legal proceedings, negotiations, etc. The aforementioned indemnification obligation shall not apply if MNS acted, with respect to the services provided in the preparation of this document, in malice or in gross negligence.